UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China +86-010-82088021
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Report of Financial Results as of June 30, 2026 and for the six months ended June 30, 2026 and 2025

Baosheng Media Group Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”) is furnishing this Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, and incorporate such financial statements into the Company’s registration statements referenced below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions.

Many of these statements are based on assumptions about factors that are beyond the Company’s ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—3.D. Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on April 30, 2026. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. Should any of these risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the U.S. Securities and Exchange Commission. As a result, you are cautioned not to rely on any forward-looking statements.

INCORPORATION BY REFERENCE

This report and its exhibit 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-273720, 333-298730 and 333-298829) and Form S-8 (File No. 333-296887) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	October 16, 2026

By:	/s/ Chenfang Zhai
Name:	Chenfang Zhai
Title:	Chief Financial Officer

Date:	October 16, 2026